UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						SEC USE ONLY

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market marker.						CUSIP NUMBER 46018A 10 0
1 (a) NAME OF ISSUER (Please type or print) International Power Group, Ltd.		(b) IRS IDENT. NO. 20-1686022			(c) SEC FILE NO. 000-51449	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 950 Celebration Boulevard, Suite A, Celebration FL. 34747						(e) TELEPHONE NO.
						CODE (407)	NUMBER 566-0318
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Joseph Caywood	(b) IRS IDENT. NO N/A		(c) RELATIONSHIP TO ISSUER None	(d) ADDRESS STREET CITY STATE ZIP CODE 9064 Spoonbill Ridge Place, Las Vegas NV. 89143
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Number
Common Stock, $0.00001 par value	Steven Vitale Morgan Stanley 290 Broadhollow Road, Suite 400 Melville NY 11747	042	533,465	$542,000	466,535	06/09/06	PK

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock, $0.00001 par value	05/23/05	Regulation D	International Power Group, Ltd.	1,000,000 shares	2/23/05	Services

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold:

Name and Address of Seller			Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS: INSTRUCTIONS:				ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

June 7, 2006				Joseph Caywood
DATE OF NOTICE				(SIGNATURE)

 The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)